Pursuant to Rule No. 424(b)(4) File Nos. 333-62366 and 333-63502

PROSPECTUS

1,790,000 Shares

Common Stock

          WGL Holdings, Inc. is selling 1,790,000 shares.

          The shares trade on the New York Stock Exchange under the symbol “WGL.” On June 20, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $26.73 per share.

          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 2 of this prospectus.

	Per Share	Total

Public offering price	$26.73	$47,846,700

Underwriting discount	$.895	$1,602,050

Proceeds, before expenses, to WGL Holdings, Inc.	$25.835	$46,244,650

          The underwriters may also purchase up to an additional 268,500 shares from WGL Holdings, Inc. at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about June 26, 2001.

Merrill Lynch & Co.

A.G. Edwards & Sons, Inc.

Goldman, Sachs & Co.

The date of this prospectus is June 20, 2001.

WGL HOLDINGS, INC.

      WGL Holdings, Inc. is a public utility holding company headquartered in Washington, D.C. We serve customers in the District of Columbia and adjoining areas in Maryland and Virginia. The population of the area served is estimated at 4.6 million. We believe the demographics of our service territory are among the most attractive in the nation.

      Our principal subsidiary, Washington Gas Light Company (Washington Gas or the regulated utility), is a regulated natural gas distribution company that has been in business for 152 years. Today, this subsidiary delivers natural gas to a growing base of over 900,000 meters. In our most recent fiscal year, Washington Gas contributed 83 percent of WGL Holdings’ revenues and 97 percent of its net income. Residential and firm commercial customers with relatively stable load profiles account for most of these meters. Customer additions average in excess of three percent per year, twice the average industry growth rate.

      WGL Holdings’ unregulated segments are all energy-related and sell only to retail customers. These affiliates market natural gas to approximately 110,000 customers and electricity to approximately 25,000 customers, deliver residential and commercial heating, ventilating and air conditioning products and services, and provide consumer financing to customers that wish to buy natural gas appliances and other energy-related equipment.

Our Strategy

      Our strategy is focused on transforming our company beyond a high-performance utility into a leading provider of retail energy-related products and services. Our goal is to achieve operational excellence in our high-growth natural gas distribution business while delivering additional value to shareholders through the development of our unregulated businesses that leverage our strong market knowledge, customer relationships and presence in one of the nation’s most attractive markets.

WASHINGTON GAS LIGHT COMPANY SERVICE AREA

•	More than 900,000 Regulated Utility Customers, Primarily Residential and Firm Commercial
•	Five-Year Average Annual Customer Growth of 3.1 Percent

•	Diverse Regulatory Jurisdictions
•	Dividends Paid for 150 Consecutive Years
•	Dividends Increased for 25 Consecutive Years

      As used in this prospectus, unless otherwise indicated, the terms “WGL Holdings,” the “company,” “we,” “us,” and “our” mean WGL Holdings, Inc. and its subsidiaries.

      We refer to our common stock, no par value, as common stock in this prospectus.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

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PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully.

The Company

Our Business	We are a public utility holding company. Our regulated utility subsidiary, Washington Gas, is engaged in natural gas distribution. We also offer retail energy-related products and services that are closely related to our core utility business.

Our Regulated Utility Service Territory	The District of Columbia and surrounding areas in Maryland and Virginia.

Population of Our Regulated Utility Service Territory	Approximately 4.6 million.

Regulated Utility Customer Meters as of March 31, 2001	903,383

Our Address and Telephone Number	WGL Holdings, Inc. 1100 H Street, NW Washington, DC 20080 703.750.2000

The Offering

Common Stock Offered	1,790,000 shares (assuming over-allotment option of 268,500 shares not exercised).

Common Stock Outstanding as of April 30, 2001	46,505,977 shares.

Common Stock Outstanding as of April 30, 2001, Adjusted for the Offering	48,295,977 shares (assuming over-allotment of 268,500 shares not exercised).

Listing	New York Stock Exchange (Symbol: WGL).

Common Stock Price Range from April 1, 2001 to June 20, 2001	$26.00 to $29.40

Current Indicated Annual Dividend Rate	$1.26 per share.

Use of Proceeds	General corporate purposes of our regulated utility subsidiary, primarily capital expenditures and working capital requirements.

RISK FACTORS

      You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

If we are not successful in integrating or developing our non-utility businesses or investments, we could experience increased costs or losses on our investments.

      A successful investment or acquisition requires us to identify market opportunities, properly assess business risks, acquire businesses at appropriate prices, effectively integrate their operations and deliver anticipated results. We invest in non-utility businesses through direct purchases of going concerns and investments made with others and we regularly assess the performance and carrying value of those investments and businesses. However, some aspects of our investments are not entirely within our control because we have co-investors.

We are exposed to market risk in our energy marketing activities and may incur losses from these activities.

      Our subsidiary, Washington Gas Energy Services, Inc. (WGES), markets natural gas and electricity on an unregulated basis to retail customers. In the course of its business, WGES makes fixed-price sales commitments to customers. WGES purchases the corresponding physical supplies at fixed prices to lock in margins. WGES has exposure to changes in gas prices related to the volumetric differences between purchase commitments and sales commitments. WGES manages the risk associated with gas price fluctuations by closely matching purchases from suppliers with sales commitments to customers. Although WGES has a risk management policy in place and periodically reassesses its policy to determine its adequacy to mitigate losses in changing markets, our risk management policy may not always be effective and we may still incur losses.

We experienced significantly increased prices for natural gas purchased for our utility customers in the past winter. Increases in the cost of natural gas could cause a reduction in demand.

      Natural gas prices paid by our regulated utility subsidiary in the winter of 2000-2001 were much higher than usual. Our utility distribution subsidiary is allowed to charge its customers the actual cost it pays for natural gas purchased. As a result, profit margins are not affected by increased gas costs. However, higher natural gas costs, combined with the impact of colder than normal weather, caused bills to our customers to be very high in the past winter and this could cause our customers to take steps to reduce the amount of natural gas they consume in the future. Reduced consumption could cause a reduction in our earnings unless and until we are able to modify the rates we charge our customers. Any change in our rates would require prior approval of the regulatory commissions that have jurisdiction over our retail rates. Furthermore, unless and until gas prices return to more traditional levels, we foresee continued high levels of interest expense to finance higher working capital requirements resulting from higher gas costs.

From time to time, we are subject to regulatory proceedings in all of the jurisdictions in which we operate.

      The rates we charge to our utility customers are subject to the approval of the Public Service Commission of the District of Columbia (PSC of DC), the Public Service Commission of Maryland (PSC of MD) and the State Corporation Commission of Virginia (SCC of VA). These regulatory commissions can leave rates unchanged, grant increases or order decreases in the base rates we charge our customers and accordingly affect the level of our net income. We have not had a change in the base rates we charge our customers since December 1994. These regulatory commissions can also modify our tariffs to change the level, type and methods that we utilize to recover costs, including gas costs. We regularly review our need for rate relief and will file applications for increases in base rates when circumstances warrant.

      Currently, the company is recovering the cost of natural gas from its customers along with delivery charges. The company has regulatory mechanisms in place that would allow it to recover potentially stranded costs associated with gas supply as unbundling of the supply and delivery functions continue to evolve. If regulatory policies were to change, our ability to fully recover costs could be affected.

FORWARD-LOOKING STATEMENTS

      This prospectus and its incorporated documents discuss both historical information and forward-looking statements. Many of the statements in the sections of this prospectus labeled “Risk Factors,” “Recent Developments,” “Corporate Strategy,” “Competitive Strengths,” “The Company” and “Capital Expenditures” are forward-looking statements. Words like “estimates,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “projected,” “forecast,” and others also identify forward-looking statements. These forward-looking statements involve uncertainties and risks. Although we believe they are based on reasonable assumptions, we cannot assure that every stated objective will be reached.

      We make forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. Please refer to our latest Annual Report on Form 10-K or our most recent Quarterly Report on Form 10-Q for a discussion of important factors that could cause our actual results to differ materially from those discussed in our forward-looking statements. Our forward-looking statements speak only as of their respective dates, and we assume no duty to update such statements.

USE OF PROCEEDS

      We will use the net proceeds realized from selling the common stock for general corporate purposes of the regulated utility, primarily capital expenditures and working capital requirements.

RECENT DEVELOPMENTS

      On March 21, 2001, the PSC of DC issued an order to investigate the reasonableness of Washington Gas’ retail rates. On June 19, 2001, Washington Gas filed an application with the PSC of DC to increase rates in the District of Columbia. The request seeks to increase overall annual revenues in the District of Columbia by approximately $16.3 million, or 6.8 percent, based on proposed a return on equity of 12.25 percent. Additionally, Washington Gas is proposing an incentive rate plan. The proposed incentive rate plan includes a 50/50 sharing between customers and Washington Gas of weather-normalized District of Columbia regulated earnings above or below a 200 basis point earnings band around the PSC of DC’s authorized return on equity. The incentive rate plan proposes continuing the existing mechanisms for recovery of the actual cost of natural gas incurred by Washington Gas. It is likely that Washington Gas will file for an increase in its base rates before the PSC of MD and the SCC of VA in the next twelve months. We are not able to predict the outcome of any requests for base rate increases.

CORPORATE STRATEGY

      We have focused our strategy on transforming our company beyond a high-performance utility into a leading provider of retail energy related products and services. Our goal is to achieve operational excellence in our high-growth natural gas distribution business while delivering additional value to shareholders through the development of our unregulated businesses that leverage our strong market knowledge, customer relationships and presence in one of the nation’s most attractive markets.

COMPETITIVE STRENGTHS

      We have a number of competitive strengths that we believe will help us successfully execute our strategy. These strengths include:

•	Superior market area/demographics — A strong economic base bolstered by a significant and stable federal government presence, and the dramatic growth of the private sector, provide opportunities in both our traditional regulated utility and expanding retail energy-related businesses.

•	A utility growth rate better than the national average — Washington Gas has been adding approximately 30,000 new customers per year, for a growth rate above 3 percent. Preference for natural gas in the new homes market remains strong, with 92 percent of new homes choosing gas-fired heating and the typical new home installing an average of 3.9 burner tips per dwelling unit.

•	Disciplined management — We have a successful track record of effectively managing our utility cost structure. We use targeted hurdle rates to measure whether retail energy-related businesses are earning satisfactory returns on invested capital. Company-wide incentive programs help us align the interests of employees with those of our shareholders.

•	Financial strength — We have a strong balance sheet. Our regulated utility subsidiary currently has high credit ratings. While the payment of future dividends is at the discretion of our Board of Directors, our impressive 25 years of consecutive dividend increases, combined with a record of paying dividends for 150 consecutive years, demonstrates the long-term, consistent performance of our company.

THE COMPANY

Overview

      Effective November 1, 2000, WGL Holdings, Inc., a holding company subject to the Public Utility Holding Company Act of 1935, began operations as the parent company of Washington Gas Light Company and its former subsidiaries. Although the corporate structure is new, our core business continues to be the distribution and sale of natural gas through the regulated utility. The chart below illustrates our corporate structure.

      Our subsidiary, Washington Gas, has been engaged in the natural gas distribution business for more than 150 years. Washington Gas was incorporated by an Act of Congress in 1848, became a domestic corporation of the Commonwealth of Virginia in 1953 and became a corporation of the District of Columbia in 1957.

      Average annual meter growth on our natural gas distribution system has exceeded three percent during the last five fiscal years. Firm customers provide a stable base, accounting for 69 percent of our regulated utility’s therm deliveries in fiscal year 2000. Deliveries to firm customers include the amount of gas sold to residential, commercial and industrial customers, as well as gas delivered to firm customers. Interruptible customers, who must be able to switch to another fuel during times of peak demand, tend to consume more gas per customer, at lower margins, than firm customers.

      We also offer retail energy-related products and services that are closely related to our core business. The majority of these energy-related activities are performed by wholly owned subsidiaries of Washington Gas Resources Corp. Our unregulated activities include retail energy marketing; heating, ventilating and air conditioning (HVAC); and consumer financing.

      Our major business segments are described below.

Regulated Utility Operations

      We have continued to improve the operational effectiveness of our regulated utility. By monitoring key metrics of utility success such as safety, customer satisfaction, capital expenditures per new customer, and operation and maintenance expenses per customer, we remain focused on providing superior, efficient, reliable service. Our goal is to implement performance improvements in all areas of our business and to add customers profitably by optimizing the mix of customers by rate class and type of dwelling. We intend to maximize the value of long-term contracts with gas producers and pipelines through asset optimization agreements with parties who can utilize these contractual assets more effectively in periods of non-peak demand.

      We benefit from the diversification of regulatory risk in our utility operations. Although our regulated utility has not had an increase in its base rates since 1994 despite a 47 percent increase in net investment in utility plant, in all years since 1994 we have earned close to or exceeded our allowed return on equity. We intend to work actively with regulators as opportunities become available to develop new rate designs that benefit shareholders and customers, including performance based rates and special rates for specific areas of development. It is likely that Washington Gas will file for increases in base rates in all jurisdictions in the next 12 months.

      As of the end of fiscal year 2000, 16 percent of our meters were located in the District of Columbia, 42 percent were located in Maryland and 42 percent were located in Virginia. Similarly, 20 percent of gas volumes delivered in the twelve months ended September 30, 2000 were made in the District of Columbia, 49 percent were made in Maryland and 31 percent were made in Virginia.

      We support customer choice programs because of our strong belief in competitive markets. In all jurisdictions in which our regulated utility operates, some or all of our customers can elect to receive their natural gas commodity from unregulated energy marketers. The regulated utility continues to procure the natural gas commodity on behalf of most of its customers and bundle that cost with the price of delivering natural gas. However, approximately one-half of the volumes of gas delivered are sold by energy marketers. We do not lose any earnings from the development of customer choice programs because we continue to collect delivery charges for gas sold by energy marketers. Our unregulated energy marketing company is well positioned to benefit from selling natural gas as markets unbundle.

      In the twelve months ended March 31, 2001, the regulated utility earned $98.5 million, compared to $72.9 million for the twelve months ended March 31, 2000. This improvement was largely due to 23 percent colder weather and a 3.6 percent increase in meters.

Unregulated Retail Energy-Related Businesses

      We have developed profitable, retail energy-related businesses. Within the last few years we have made progress in developing new retail energy-related businesses that we believe can provide sustainable earnings contributions and long-term shareholder value. Our new holding company structure facilitates the growth of these energy-related businesses and provides financing flexibility. These businesses market natural gas and electricity, deliver residential and commercial heating, ventilating and air conditioning products and services, and provide consumer financing to customers that wish to buy natural gas appliances and other energy-related equipment. Though our retail energy-related businesses are in various stages of development, we are already generating positive earnings in some segments and in the twelve months ended March 31, 2001 we generated approximately $363 million in revenues.

      Each of our unregulated businesses described below operates in a dynamic marketplace that provides opportunities to benefit from the attractive demographics of our service territory. Our unregulated businesses leverage our extensive knowledge of the energy business and local markets, and complement our regulated utility operations. All unregulated businesses have opportunities for cross-marketing. Because of our strong customer relationships, marketing expertise, and solid reputation, we intend to focus on serving retail customers and do not anticipate entering into wholesale ventures or upstream activities such as exploration and production.

      Energy Marketing — Our subsidiary, Washington Gas Energy Services, Inc. (WGES), has been selling natural gas competitively since 1997. Our strategy is to apply superior market knowledge, strong supply relationships and low customer acquisition costs to grow customers while remaining profitable. As of March 31, 2001, WGES had 110,000 customers purchasing natural gas, down slightly from 116,000 at March 31, 2000. This modest decline reflects the impact of higher natural gas prices during the past winter. With the more recent decline in gas prices, new customers are again signing contracts and the renewal rate has returned to the 85 percent level that we had previously experienced. WGES sells natural gas to the majority of customers participating in customer choice programs in our service territory.

      WGES also sells electricity on a competitive basis in Maryland and the District of Columbia. Although we do not own and have no intention of owning any electric generation assets, we have entered into a strategic marketing alliance with Mirant Americas Energy Marketing, LP (Mirant) to supply us electricity. In connection with that alliance, we currently purchase a significant amount of power from Mirant on a full requirements basis and we sell that power below the standard offer price of the incumbent regulated utility provider. At the present time, WGES has enrolled approximately 22,000 residential electric customers in the District of Columbia and Maryland. We have also signed contracts valued at $133 million with 47 large federal facilities and the Washington Metropolitan Area Transit Authority. As a result, we currently supply 10 percent of the peak load and are the largest unregulated electricity supplier on the incumbent electric utility’s system. The contract with Mirant enables WGES to obtain electricity for varying periods that end as late as December 2004.

      WGES recorded a net loss of $4.6 million in the twelve months ended March 31, 2001 on revenues of $292 million. This compares to net income of $3.7 million on revenues of $143 million in the twelve months ended March 31, 2000. The decline in the most recent year reflects unusual seasonal variations in the cost of gas between years and the decision in the current year to incur customer acquisition costs to attract electric customers. In the near-term, WGES will focus on expanding its customer base while seeking to generate positive earnings by controlling customer acquisition costs. On a long-term basis we believe our strategy will allow us to build a significant customer base with the related volumes. As our customer base and volumes grow, we expect customer acquisition costs as a percentage of revenues to decline. We anticipate that this should enable us to generate higher levels of net income as the business evolves from its current development stage.

      Commercial Heating, Ventilating and Air Conditioning Products and Services — Our commercial HVAC business has grown dramatically as a result of strong repeat and add-on business from the successful completion of many projects and an experienced management team. Operated through two subsidiaries, Washington Gas Energy Systems, Inc. and American Combustion Industries, Inc., this segment provides large-scale, commercial HVAC design and installation services. The segment focuses on retrofitting the area’s large number of aging commercial structures. In the twelve months ended March 31, 2001, this segment had net income of $5.4 million on revenues of $67 million. This compares to net income of $2.3 million on revenues of $38 million in the twelve months ended March 31, 2000.

      Residential Heating, Ventilating and Air Conditioning Products and Services — Through a 50 percent investment in Primary Investors, LLC that began in August 1999, this segment focuses on investment opportunities in after-market products and services in the residential and small commercial HVAC industry. To date, Primary Investors, LLC has acquired nine companies. Our total investment in this business as of March 31, 2001 was $16 million. In the twelve months ended March 31, 2001, we recorded a net loss of $2.2 million as compared with a net loss of $600,000 in the twelve months ended March 31, 2000. We continue to work on improving the integration of dispatching, marketing, and general and administrative activities of the entities acquired in order to increase sales, reduce expenses, and build customer loyalty through high quality service.

      Effective August 18, 2001 and at any time thereafter, either we or the other 50 percent investor can exercise its right to sell its individual interest to a third party, after offering the other investor the opportunity to purchase the interest. Subject to certain conditions, either investor can also require the other party to sell. Prior to August 18, 2001 either investor can also provide non-binding notice of intent to exercise its sale rights. As a result, the ultimate value of our investment in Primary Investors, LLC could depend on the nature and timing of the exercise of these rights.

      Consumer Financing — We have been in the consumer financing business for many years to finance customers’ purchase of natural gas appliances. Although this continues to be a niche market, we are currently reviewing options to expand this business to finance additional products and services. In the twelve months ended March 31, 2001, net income was $300,000 and compares to $1.6 million for the twelve months ended March 31, 2000. We attribute the decline to fewer loans and higher interest expense in the current year and an increase in expenses to investigate the potential for expanding this segment.

SELECTED FINANCIAL AND OPERATIONAL INFORMATION

(Unaudited)
(Amounts in thousands, except per share data, customer meters and percentages)

      The selected financial and operational information for the fiscal years ended September 30, 1996 – 2000 that follows reflects the consolidated financial statements and the associated notes thereto of Washington Gas Light Company. These statements were based upon the corporate organizational structure that was in place during the five fiscal years ended September 30, 2000. Our corporate reorganization into a holding company structure became effective on November 1, 2000. The financial and operational information shown below as of and for the period ended March 31, 2001, is for WGL Holdings, Inc. If the reorganization had occurred on September 30, 2000, the WGL Holdings, Inc. consolidated financial statements and associated notes thereto would have been virtually identical to those reported in the Form 10-K for Washington Gas Light Company. See “The Company — Overview” elsewhere in this prospectus for a more complete description of the corporate reorganization.

	Twelve Months
	Ended March 31,	Fiscal Years Ended September 30,

	2001	2000	1999	1998	1997	1996

INCOME STATEMENT DATA:

Utility Operating Revenues	$1,473,787	$1,031,105	$972,120	$1,040,618	$1,055,754	$969,778

Utility Net Revenues (Revenues Less Cost of Gas and Revenue Taxes)	$508,019	$442,928	$431,981	$425,173	$439,110	$455,504

Utility Operations and Maintenance Expenses	$186,781	$177,504	$201,229	$200,794	$197,050	$220,922

Non-utility Operating Revenues	$363,305	$218,087	$140,096	$102,834	$44,926	$3,382

Net Income	$97,455	$84,574	$68,768	$68,629	$82,019	$81,591

Dividends on Preferred Stock	$1,320	$1,323	$1,331	$1,331	$1,331	$1,332

Net Income Applicable to Common Stock	$96,135	$83,251	$67,437	$67,298	$80,688	$80,259

Average Common Shares Outstanding	46,480	46,473	45,984	43,691	43,706	43,360
Earnings Per Average Share of Common Stock

Basic	$2.07	$1.79	$1.47	$1.54	$1.85	$1.85

Diluted	$2.07	$1.79	$1.47	$1.54	$1.85	$1.85

Dividends Declared Per Share	$1.245	$1.235	$1.215	$1.195	$1.170	$1.135

Annualized Dividends Per Share	$1.26	$1.24	$1.22	$1.20	$1.18	$1.14

Customer Meters — Year-end	903,383	875,817	846,381	819,719	798,739	772,281

	As of March 31,	As of September 30,

	2001	2000	1999	1998	1997	1996

BALANCE SHEET DATA:

Property, Plant and Equipment — Net	$1,475,232	$1,460,280	$1,402,742	$1,319,501	$1,217,137	$1,130,574

Total Assets	$2,284,260	$1,939,840	$1,775,499	$1,682,433	$1,552,032	$1,464,601

Common Shareholders’ Equity	$800,392	$711,496	$684,034	$607,755	$589,035	$558,809

Preferred Stock	$28,173	$28,173	$28,420	$28,424	$28,430	$28,440

Long-term Debt (Excluding Current Maturities)	$597,465	$559,575	$506,084	$428,641	$431,575	$353,893

	As of March 31, 2001

	Actual		As Adjusted(1)

CAPITALIZATION DATA:

Common Shareholders’ Equity	$800,392	56.1%	$846,637	57.5%

Preferred Stock	28,173	2.0	28,173	1.9

Long-term Debt (Excluding Current Maturities)	597,465	41.9	597,465	40.6

Total	$1,426,030	100.0%	$1,472,275	100.0%

Short-term Debt	$206,443		$160,198

Current Maturities of Long-term Debt	29,724		29,724

(1)	The As Adjusted data reflect net proceeds from the sale of 1,790,000 shares of common stock offered in this prospectus.

CAPITAL EXPENDITURES

      The table below shows our actual capital expenditures for fiscal years 1999 and 2000 and projected amounts for fiscal years 2001 through 2005.

(Dollars in millions)

	Actual		Projected

	1999	2000	2001	2002	2003	2004	2005	Total

Utility

New Business	$83.6	$75.6	$68.1	$74.3	$73.6	$67.6	$67.9	$351.5

Replacements	37.5	27.1	40.4	41.4	42.1	43.0	44.0	210.9

Other	37.6	21.4	25.7	24.9	16.8	17.7	16.4	101.5

Unregulated	7.5	10.8	0.9	0	0	0	0	0.9

Total	$166.2	$134.9	$135.1	$140.6	$132.5	$128.3	$128.3	$664.8

•	New Business expenditures are for property, plant, and equipment that allow us to add new customers and increase the amount of gas that we deliver. We expect that new business will represent nearly 53 percent of our capital expenditures over the next five years.

•	Replacement expenditures help to keep our gas distribution system safe and reliable. We replace parts of the system as they become worn or obsolete, or if public authorities request that we move our facilities. We expect to invest approximately 32 percent of our capital expenditures on replacements through 2005.

•	Other expenditures are for general property and equipment such as buildings and related fixtures, vehicles, and computers. We expect to invest approximately 15 percent of our capital expenditures in this Other category through 2005.

•	Unregulated expenditures are for operating property and equipment and investments in retail energy related businesses. These amounts exclude $6,000,000 authorized for future investment in Primary Investors, LLC.

COMMON STOCK PRICE RANGE AND DIVIDENDS

      As of May 2001, either WGL Holdings or our regulated utility subsidiary, Washington Gas, has paid dividends on our common stock for 150 consecutive years, one of the longest dividend records of companies listed on the New York Stock Exchange. In addition, we, or our regulated utility subsidiary, have increased dividends annually for the past 25 years. We declare dividends on a quarterly basis, and formally review our dividend annually. Future earnings growth and the strength of our financial condition may affect future dividend payments. Please refer to “Description of Our Common Stock” elsewhere in this prospectus for a discussion of payment of dividends.

      Our common stock is listed on the New York Stock Exchange. Quarterly high and low prices, as reported on the New York Stock Exchange Composite Transactions Tape, and dividends paid for the common stock for fiscal years 1999, 2000, and 2001 to date are as follows:

Common Stock Price Range and Dividends Paid

			Dividends	Dividend
			Paid Per	Payment
	High	Low	Share	Date

Fiscal Year 2001

Third quarter (04/01/01 through 06/20/01)	$29.40	$26.00	$0.315	5/1/01

Second quarter	30.50	25.82	0.310	2/1/01

First quarter	31.50	24.81	0.310	11/1/00

Fiscal Year 2000

Fourth quarter	$27.75	$23.94	$0.310	8/1/00

Third quarter	27.63	24.06	0.310	5/1/00

Second quarter	27.63	21.75	0.305	2/1/00

First quarter	29.44	25.00	0.305	11/1/99

Fiscal Year 1999

Fourth quarter	$28.88	$25.00	$0.305	8/1/99

Third quarter	27.06	21.00	0.305	5/1/99

Second quarter	27.38	21.31	0.300	2/1/99

First quarter	28.75	24.94	0.300	11/1/98

DESCRIPTION OF OUR COMMON STOCK

      In this section, we describe the material features and rights of our common stock. When used in this section, the terms “we” and “our” refer only to WGL Holdings, Inc. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Virginia law and to our Articles of Incorporation and bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. Please see the section entitled “Where You Can Find More Information,” elsewhere in this prospectus.

      General: Under our Articles of Incorporation, we are authorized to issue 120,000,000 shares of common stock, without par value. We are also authorized by our Articles of Incorporation to issue 3,000,000 shares of preferred stock. All of our outstanding shares are fully paid and non-assessable. We have not issued any shares of preferred stock. As of April 30, 2001, there were 46,505,977 shares of our common stock outstanding, net of treasury shares.

      Our issuance of shares requires approval by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. We have the necessary approval from the SEC to issue the shares of common stock described in this prospectus.

      Under our Dividend Reinvestment and Common Stock Purchase Plan, holders of common stock of WGL Holdings and preferred stock of Washington Gas may elect to receive their dividends in the form of additional shares of our common stock in lieu of cash. Shareholders and employees may also invest optional cash payments, no greater than $20,000 per quarter, in additional shares of common stock. Additional information on this plan is contained in the plan prospectus, which may be obtained from Shareholder Services, WGL Holdings, Inc., 1100 H Street, NW, Washington, DC, 20080. We may be reached by telephone at 202.624.6461 or 1.800.221.WGAS (1.800.221.9427).

      The transfer agent and registrar for our common stock is The Bank of New York. The Bank of New York, along with other banks, extends credit to us under revolving credit agreements. The Bank of New York also serves as transfer agent and registrar for the Washington Gas Preferred Stock and as Trustee for the Washington Gas medium term note program.

      Washington Gas is authorized by its charter to issue 1,500,000 shares of preferred stock, of which 280,600 shares are issued and outstanding in public ownership.

      Dividend Rights: As a Virginia corporation and a public utility holding company, we are subject to statutory and regulatory limitations on the authorization and payment of dividends. In addition, if we issue preferred stock in the future, terms of that preferred stock might include limitations on payment of common stock dividends. Subject to these restrictions, our board of directors may declare dividends on our common stock, payable at such times as the board of directors may determine, out of legally available retained earnings or net income.

      Liquidation Rights: Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive a ratable portion of the assets available for distribution to stockholders after the satisfaction in full of all the prior rights of our creditors, including holders of our indebtedness, holders of any preferred stock that we might issue, and persons to whom we might owe other liabilities.

      Voting Rights: The holders of our common stock have exclusive voting powers, except as any applicable Virginia law shall expressly provide to the contrary, and except as specified with respect to any preferred stock we might issue in the future. Each holder of our common stock is entitled to one vote per share on the election of directors and on all other matters on which a vote of shareholders is required.

      No Pre-emptive, Conversion or Redemption Rights: No holder of our common stock is entitled to pre-emptive rights to subscribe to any new or additional shares of common stock, or any security convertible into common stock. Our common stock has no conversion rights or redemption rights.

      Certain Anti-Takeover Matters: Certain provisions of our Articles of Incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to acquire our business. The following is a list of those provisions:

•	Certain business combinations may require the affirmative vote of the holders of a least 80 percent of the outstanding voting shares unless certain minimum price and procedural requirements are satisfied;

•	Director nominations by shareholders generally must be made at least 60 days prior to the date of the shareholders meeting;

•	Shareholders wishing to bring business before meetings of shareholders must provide advance notice of their intended action 60 days prior to the meeting; and

•	Vacancies on the board of directors may be filled by a majority vote of the remaining directors then in office, even if the remaining directors constitute less than a quorum.

UNDERWRITING

      We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, A.G. Edwards & Sons, Inc. and Goldman, Sachs & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	966,600

A.G. Edwards & Sons, Inc.	393,800

Goldman, Sachs & Co.	393,800

UBS Warburg LLC	35,800

Total	1,790,000

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.54 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per Share	Without Option	With Option

Public offering price	$26.73	$47,846,700	$55,023,705

Underwriting discount	$.895	$1,602,050	$1,842,357

Proceeds, before expenses, to us	$25.835	$46,244,650	$53,181,348

      The expenses of the offering, not including the underwriting discount, are estimated at $56,218 and are payable by us.

Over-allotment Option

      We have granted an option to the underwriters to purchase up to 268,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

      For a 90-day period commencing the closing date, we and the executive officers and directors of WGL Holdings and Washington Gas have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and the executive officers and directors of WGL Holdings and Washington Gas will not, directly or indirectly, sell, contract to sell, offer to sell, assign, pledge, hypothecate, lend, transfer, make any short sale of, grant any option, right or warrant for the sale of, or otherwise dispose of, for cash, any common stock or securities convertible into common stock, other than in connection with our employee benefit plans, the Dividend Reinvestment and Common Stock Purchase Plan, the Directors’ Stock Compensation Plan and the Long Term Incentive Compensation Plans.

New York Stock Exchange Listing

      The shares are listed on the New York Stock Exchange under the symbol “WGL.”

Price Stabilization and Short Positions

      Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or a part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as our agent in a commercial paper program and as Washington Gas’ agent in a medium-term note program and a commercial paper program, and receives customary fees for these transactions. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees for these transactions.

LEGAL MATTERS

      Certain legal matters in connection with the legality of the securities offered hereby will be passed upon for us by John K. Keane, Jr., Esq. Mr. Keane, our Senior Vice President and General Counsel, is regularly employed by us and owned 18,906 shares of our common stock as of May 30, 2001. The legality of any common stock offered hereby will be passed upon for the underwriters by Pillsbury Winthrop LLP, New York, N.Y.

EXPERTS

      The audited financial statements and schedule for the fiscal year ended September 30, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at http://www.wglholdings.com or at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1.800.SEC.0330 for further information on this or other public reference rooms.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Information furnished under Item 9 of our Current Reports on Form 8-K is not incorporated by reference in this prospectus and registration statement.

      We incorporate by reference the documents listed below, any filings that we make after the date of filing the initial registration statement and prior to the effectiveness of that registration statement, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock that we have registered.

•	The Annual Report of Washington Gas Light Company on Form 10-K for the year ended September 30, 2000;
•	The Quarterly Reports on Form 10-Q for the quarters ended December 31, 2000 and March 31, 2001 of WGL Holdings, Inc. and Washington Gas Light Company as co-registrants;
•	Current Reports on Form 8-K filed October 16, 2000, October 20, 2000, October 25, 2000, November 1, 2000 (2 reports), November 7, 2000 (as amended on Form 8-K/A, dated November 30, 2000), December 15, 2000, February 23, 2001, March 14, 2001, March 22, 2001, March 23, 2001, May 4, 2000 and June 19, 2001; and
•	The description of the common stock contained in the registration statement on Form 8-A filed by WGL Holdings, Inc. on October 6, 2000.

      You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

WGL Holdings, Inc. 1100 H St., NW Washington, D.C. 20080 Attention: Investor Relations Telephone: 1.800.221.9427, or in the Washington, D.C. area, 202.624.6461.

1,790,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

A.G. Edwards & Sons, Inc.
Goldman, Sachs & Co.

June 20, 2001